Randstad Holding NV		Acquisition of SFN Group by Randstad Holding NV
	RAND.NL	Call	Jul. 21, 2011
Company	Ticker	Event Type	Date

•      MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the Randstad to acquire SFN Group Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to CFO, Robert-Jan van de Kraats. Sir, you may begin.3

Robert-Jan van de Kraats, Chairman and Chief Financial Officer, Randstad Holding NV

Thank you very much. Good morning, good afternoon, everyone to this call and please be aware that we have a team sitting on both sides in Fort Lauderdale and also in Amsterdam. In the Netherlands, we have Roy Krause and Mark Smith. In Fort Lauderdale, they are joined by Ben Noteboom and Greg Netland from the Randstad side. And at this end, next to myself, we have Investor Relations and quite a few colleagues supporting us.

And we’re going to take you through the presentation, and then at the very end, we’ll transfer to Roy. And I’m going to take through the presentation now and I will mention the page numbers, and I’ll start at the slide three, which contains the highlights of this transaction. First of all, we are making a cash tender over to acquire SFN Group at $14 per share. This creates them the three position in the United States and a reinforcement of Randstad’s leading position in Canada, and we do also obtain leading positions across key sectors and segments.

We believe this transaction will be delivering shareholder value as it will be immediately accretive to Randstad’s earnings per share, which of course, is due to the fact that it’s financed through debt. The return on invested capital is expected to exceed the WACC within three years creating positive EVA, but this assume a moderate growth to continue. We have identified relevant synergies and the indications are $30 million cost synergies annually and $10 million annual tax synergies, which of course are net. And we do see some further upside potential opportunities in cross-selling and the like, but that will require further analysis.

And finally, a highlight is that a strong financial position is maintained and that is reflected in the fact that we expect the leverage ratio at the end of the year to be below 2.0, and I should also mention here that Randstad has extended the maturity of its running financing for approximately another 1.5 years. We have extended it by 3.5 years through a forward start agreement and effectively that means that the current financing will continue for the next 1.5 years at the current conditions and it will then automatically be replaced by the new one, which is slightly more expensive, but effectively that’s immaterial to the group results of the company. It will be replaced by the financing as mentioned in the press release and that will run for another 3.5 years and as a result this provides us with a maturity of five years.

Slide four. This builds on the strategic slide that we have shared with you for many many years. Now on the left-hand side, are, let’s say the building blocks of our own strategy. On the right-hand side, the growth drivers, the structural growth driver I should say, and in the middle the service deliveries to our clients, and then at the bottom are EBITDA targets, market share gains, objective, and so further. And then specifically, the strategic requirements for acquisitions are that we gain leading positions in our markets that we increased the density of our business that we create efficiencies resulting in synergies and that we maintain a strong balance sheet.

On slide five, it shows that the acquisition of SFN Group creates a unique strategic fit for the company. And at the bottom, in the orange box as you can see the targets from the previous page and next to that you can see how it contributes. This creates a number three position in the United

States. It provides leading positions in staffing and the professional segments, and also subsegments again. It provides a leader position in RPO, recruitment process outsourcing, the increased density, again resulting in synergies and some cross selling opportunities. In terms of EBITDA margin targets, the efficiency improvements and all the cost synergies will contribute. And as Randstad is used to do as you can see in the building blocks will share best practices both ways, both we hope to share some of SFN Group’s best practices throughout the company, but also the other way around.

And finally, maintaining our financial position, our sound financial position is important in this transaction will result in a — leverage ratio below 2 at the end of the at least that is what we expect. Our slide six, some details on SFN Group profile, which is the number seven in the US highly fragmented market. And it is a US based provider with locations in US and Canada, roughly 96% and 4%. It provides the services through multiple brands, as you can see on the slide as well. SFN Group you see Technisource, which was acquired in Tatum. By the way Technisource is in the IT field, Tatum is in the CFO office fields.

The mergers group in the financial accounting business and source right in the RPO and MSP business are the well-known spherion brand in the staffing business. At the bottom, you can see some of the key data, a breakdown of group revenues into staffing professional. And please note professionals to be the higher educated population of people that we place with our clients and then human resource solutions.

Please also note that we have studied the change in business mix in SFN Group over the last couple of years partly as a result of organic growth and also partly as a result of acquisitions. This has clearly changed the profile of the company. The long-term targets of the SFN Group, which are publicly known are marketshare gains, and incremental conversion rates are exceeding 50% and some others, which clearly show the match with the Randstad, because these are very similar or very close to what Randstad is aiming for as well. Following the closure of this transaction, we will update the internal ambitions again. On the next slide seven, some combination highlights in North America.

LTE means last 12 months in US dollars, revenues, EBITDA and the EBITDA margins. As you can see, Randstad next to SFN Group and the combined return 3%, please note that this is excluding the potential synergies, and then some data on the first quarter. The number of employees that we put to work with our clients, 55,000 SFN Group, 50,000 corporate staff members, 3000 SFN Group 2400. And SFN Group is bigger in terms of the number of outlets at the end of the period. Then moving on to the next part on slide 10, it shows the importance of the US HR services industry. And please note that this slide focuses on the numbers before the new combination in the US.

And again, the combination has an effect in the US and in Canada. Only as you can see here, Randstad is obtaining a bigger position in the US. And that leads to us having a top three positions in all the main staffing and recruitive markets. Excluding Japan, in which we have a [indiscernible] number six position. We believe this is quite a good foundation for the company to operate from.

And then I move to slide 11, which provides an overview of the US HR services industry again in total size 102 billion broken down into 51% staffing, professionals 27%. Permanent placements, the orange part 11 and 10% in payrolling.

And this is a highly fragmented market, it’s also a very big market, if we would add up all of Europe, we also see a very different picture of course. And the market share of the combination which becomes number three in the market will remain below 5%. There is no clear leader across segments yet, and we have identified a strong need with clients for one-stop solutions. And moving now to slide 13, which is elaborating on creating an industry leader in North America.

And on slide 13, we have listed what we believe makes SFN Group attractive. We’ve studied this for a while despite of our database when we do benchmark ourselves and when we try to learn from the market. So we have observed the company for a while. The total revenues of the company last 12 months, and that is ending at the end of the first quarter of this year is $2.1 billion broken down into staffing 52 and professionals 38. And then if you look at the components, it’s professional services $800 million, staffing services $1.1 billion, and HRS which includes RPO and MSP in total, that’s $200 million.

And please note that the MSP revenues are not calculated here, it’s just a fees here. The revenues end up in the enterprise. If you look at the Professional Services part, we have identified significant expertise in IT and Finance & Accounting business, and also already has a substantial IT business, but this is a very valuable add-on and the Finance & Accounting business clearly becomes a bigger player in the American market. The Staffing Services, the 1.1 billion, it’s a very large player in the clerical segment as well and a significant player in the industrial segment. And then finally, the green part again, strong presence in RPO with a solid payrolling business. At SFN Group, the share of permanent placements in gross profit amounts to 11%, [indiscernible] amounts to 8%. So we believe that it’s a relatively comparable mix to Randstads. It clearly doubles the MSP position, we are becoming a very relevant player in the field of RPO.

Randstad’s profile in North America, on the next slide 14, that is 2.5 billion, 2.6 billion revenues last 12 months. Also a substantial position in the blue part here in Professionals, which is [indiscernible] and we have shown strong performance actually through the cycle over the last couple of years in the US and in Canada. The EBITDA margin amounts to 3.5 in the fragmentation [indiscernible] clear leading positions in the various segments. Randstad came from a relatively small RPO and MSP base.

Slide 15, what makes the combination unique? As you can see here, it creates the number three in the US and it provides space scope for further growth. Total revenues of the combination amount to 2.6 billion with — at the bottom comparable service offerings clearly enhance geographical coverage, more density in the network, and reinforce market leadership in Canada. Within the Professional Services, revenues have amounted to 1.8 billion, that’s 39% of the total to number two player position in the IT segment and number three in Finance & Accounting. Staffing Services, 52% of the total, a number two player in the clerical segment and a number five position in the light industrial segment, and clearly again an increased density of the staffing network. I already mentioned, to state the items mentioned in the green box.

So I’m now moving to slide 16, an acquisition in North America, why now? It’s always — the most difficult question is timing. We have seen as I’ve mentioned before strong performance of Randstad in North America, a stable environment has this provided to focus on the SFN Group integration. It will provide such an opportunity. The integration of the Vedior companies has been completed in our North American business. And the combination with the professionals growth accelerated plan which we have announced at the end of the first quarter should accelerate strengthening of leading position in professionals.

And also the balance sheet of Randstad is solid, and it allows for such a transaction without exceeding our internal limits. And then finally in terms of timing, it’s always difficult. As you know, we are always explicit in the fact that we are managing our companies based on actuals, planning is always highly uncertain. And we have tested the evaluation of SFN Group against various scenarios. And although we expect the EVA positive in three years acquiring [indiscernible] growth, if we have a more negative scenario given the substantial synergies, we still see a payback, but then exceeding the period of three years.

So this is a way of looking at the valuation of the company. We expect to deliver shareholder value that is explained as from 18, slide 18. Long-term value creation for shareholders, we do see an opportunity to enhance top line growth. The leading positions will increase the competitiveness, we do see opportunities for cross-selling across our businesses to drive growth as well. And we believe this is an attractive platform for offering diversified — a diversified service portfolio to our clients.

We also see significant tangible synergies, and I should start with the most tangibles of tax savings as a result of financing structure, but also some losses $10 million will be a door [ph] of experts so to say. So that is something we’ll aim for as soon as possible. The $30 million is the indication, the current indication of the cost synergies that can be obtained. We also see upside from efficiency improving, improvements, and the leveraging of operating models and also concepts best practices that we can use within the groups.

Optimization of the distribution network that is also an opportunity that we do see, it might even be also just combining offices and moving people together. Integration costs are expected to amount to a rough 80% of the annual cost synergies. So that will be a one-off integration cost.

The transaction is expected to be immediately accretive as I said at the beginning, and within three years, we expect to see a positive EPA continued on synergies on slide 19, broken down to corporate headquarters. We do clearly see overlapping headquarter functions, and of course, it starts with the fact that SFN is a listed company, is just one example. We do see efficiency improvements in Marketing & IT, in the field and some productivity opportunities. And finally, the tax savings, which I mentioned before. The internal process to obtain these synergies will start after completion of the transaction. And from the Randstad side, we will be building on our extensive experience that has been gained throughout the Vedior integration.

I’m now moving to slide 20, scope for upside potential. We do see and we’ve also learned that in the Vedior merger, we do see opportunities in the field staffing and in-house, especially the Randstad in-house concept being very successful. In most of our operations, it’s clearly an opportunity with large scale clients that come to us through SFN Group. In the Professional’s business, we do see the opportunity to leverage operating models across both companies and it also means both ways. And in HRS, we see a substantial platform with some $600 million base revenues in managed services. And this goes across all segments to sharing of best practices from both companies and also enhancements of the top line growth.

Moving to offer structure & financing, in slide 22. Key terms of the offer is a cash tender offer for all outstanding shares of SFN Group. The offer amounts to $14. The total consideration amounts to a bit more than $770 million, which reflects a premium of 49% over the last 30 days, 40% over the weighted-average share price for the last three months. If one would take the last six months, it comes out at 22%, it’s slightly below the peak earlier this year and it’s an implied EVA to EBITDA of 11.2 for the last 12 months. This transaction is subject to customary closing conditions, including regulatory approvals and the tender of at least 50% of the shares of SFN Group.

Slide 23, financing the transaction. We will finance the transaction through our existing credit facilities, and again in line with our financial strategy. The new syndicated revolving credit facility, which I mentioned at the beginning, we have signed commitment letters and this is not just relating to this transaction, this was based on the favorable financial markets, we have decided to already now refinance part of our facility and the maturity is five years from signing and that we have options to extend it by two times one year later on. The five-year includes 1.5 year remainder of the current facility and 3.5 years of the new forward facility. The forward facility becomes available when the current facility, which still has a capacity of just below 2 billion, will be canceled in full.

And then finally, the indicative timetable on slide 24. In July, we have the announcement to file for antitrust clearance. In August, the tender offer period will start in it will last for 20 business days assuming antitrust clearance. In September, assuming 90% of the shares will be tendered, the transaction will be closed if not in October, then following shareholder approval and then we will close the transaction and that assumes that we have been offered less than 90% of the shares. And to us, speed is of the essence because clarity to people is extremely important. So we aim for a short process.

Before moving to Q&A, I have a few lines more are on our growth. In the second quarter, we felt that this transaction requires us to give some clarity on the vitals of Q2. We are in the process of beating these results, but our growth rates are clear and we have already informed you in the press release that growth in Q2 amounted 11% and please note that there was one day more in 2011 than 2010, and also that we are comparing to last year’s growth rates, which have shown an acceleration through the quarter, both in the group but also in our North America business where last year we came out at a growth rate of 20% to 26% in the second quarter and now the final result for the second quarter will be 14%, and please note that last year in Q3, we showed 23%. So the comparables are clearly becoming more and more challenging.

Well, that concludes our elaboration on the transaction — the proposed transaction and also on that results to — so far to the degree of the growth rates for Q2. And I’m now handing over, and I’m moving over to Roy.

Roy G. Krause, President and Chief Executive Officer

Thank you, Robert Young. SFN is very pleased to be joining the global Randstad team. Our senior management team fully supports this combination, and we’re committed to making it a success. We believe that it allows us to a wider range of services and international services to a lot of our North American clients that are asking us for that.

But just as important, it may be even more important I think the building blocks of the strategies of the two companies are just remarkably similar. And the people business that’s incredibly important to a successful merger. So we’re very pleased, and I believe, I just really believe the synergies are realizable given the type of building blocks that we have on our individual strategies.

Yeah, let me [indiscernible] that a little bit. It’s obviously is clearly in line with the strategy we’ve been stating for quite a lot of [indiscernible] are not looking for new — looking for more business in existing markets. Obviously, we view that as a clear opportunity as I reflect — market for more consolidation. And we have been quoting SFN for quite a while actually builds back many, many years when I — discussion with Roy, but it was always always something in between of the [indiscernible] family and tend to get married now.

But the thing is, because if you look at the development as of end of last of couple of years has been impressive, they’ve added excellent businesses to their portfolio. Lacking of course in the SFN was the international connections, whereas as you’ve seen — this was all about the Vedior acquisition has now represents more than 20% overall sub sales. So imagine what it can do to the SFN Group sales in the US well obviously they also deliver to many, many Fortune 500 companies.

We have met the management team of the businesses here as we knew after all the studying, and has expected high professional people that now the market have experienced. So we look forward to working with them. Now we got to start it, because obviously the more or less uncertain it isn’t uncertain, but I might so time in between the offer starting and closing as it was the most difficult period in time, and we have to do our utmost to do make it sure as possible.

So very, very pleased with the acquisition, and the action position we — have not in the U. S. based on the professional companies on both sides and professional in the sense of professionals in our business. Excellent. So now we think we’re going to go to Q&A.

Ben Noteboom, Chairman and Chief Executive Officer

Right, operator please.

•      QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question-and-answer session. [Operator Instructions] Teun Teeuwisse from ABN AMRO is on line with the question.

<Q — Teun Teeuwisse>: Yes, good afternoon gentlemen. I will stick to two questions. The first one is on the margins of SFN. EBITDA margin of 3% in 2010, and I was wondering the expansion of the margin, can you also achieve that without growth because SFN in one of its presentations indicated that they think they can go to 5%, but they need a 9% growth rate for that until 2013, and I saw in the Newswires that Robert-Jan stated that he thinks that 5% is possible, but can you also do it with a lower growth rate?

And the second question, what is it exactly, what you mean by growth? Is it below 5% or can you give a better indication of that? Thank you.

<A — Ben Noteboom>: Robert-Jan, will you take the second one?

<A — Robert-Jan van de Kraats>: Yes, I will.

<A — Ben Noteboom>: The first one on the margin, actually we add 30 million in cost synergies here to start with, and then of course, better margins, growth will also be generated by the fact that we now have more cross selling opportunities. We have complementary networks, we have complementary companies. If you look at the IT sector for example, [indiscernible] is actually — is an excellent addition to what we have in what was formerly called Sapphire. We are slightly below where we are at. So it really is an addition to the portfolio we have. So that will also generate opportunities to grow. So, first of all, we will be more efficient, and second of all, we see real opportunities to improve top line.

Another opportunity is obviously in our services where we have done analysis as you have witnessed for the last 10 years is — results in more [indiscernible] to grow, results in more efficiency in delivering the clients with the lowest margins, and by doing that, higher margins. So we do see quite a lot of opportunities directly increase margins. We also don’t want to be pinned down on 8% yet, it’s too early. But we do see a lot of opportunities even that would not be a 9% growth as you mentioned.

<Q — Teun Teeuwisse>: You summarize that also on low growth, you can expand margins?

<A — Ben Noteboom>: Yes, it’s inevitable?

<A — Robert-Jan van de Kraats>: With regard to the moderate growth and EVA positive, we would prefer to be little north of 5%, but if it would be a little south, it would work out as well.

<Q — Teun Teeuwisse>: Okay. Thank you.

Operator: Jeff Silber from BMO Capital Markets is on line with the question.

<Q — Jeff Silber>: Yeah, this is a question for SFN management. I’m just curious more about the courtship if you can tell us what’s the company — how about shopping itself, were there any other potential bidders, any kind of details would be appreciated? Thanks.

<A — Roy G. Krause>: Jeff, this is Roy. We went out shopping the company but we’re going to reserve until all of the tender offer documents are filed and out, which you’ll see it then.

<Q — Jeff Silber>: Okay, great. I don’t have those documents. I’m just curious, are there any breakup fees involved in this transaction?

<A — Roy G. Krause>: The merger agreement has been filed with the 8-K.

<A>: Yeah, Jeff, there was an 8-K filed this morning that gives — that equates [ph] to merger agreement and a summary description of the merger agreement and you can see all those details in there.

<Q — Jeff Silber>: All right. We’ll take a look at that. Thanks so much.

<A — Roy G. Krause>: Very good.

Operator: Paul Ginocchio from Deutsche Bank is on line with the question.

<Q — Paul Ginocchio>: I know you will give me the same answer, but is there go-shop agreement in the merger agreement, go-shop provision? Thanks.

<A — Roy G. Krause>: There is not a go-shop.

<Q — Paul Ginocchio>: Thank you.

<A — Roy G. Krause>: But again, I’d direct you to the 8-K filing. There are other protections from the — for SFN shareholders in the process. So you really need to look at the whole merger agreement in total to understand the process.

<A — Mark W. Smith>: In concurrent with the tender offer asset, then we’ll file 14-D, which will describe the process that the company went through and you’ll see that up in the coming weeks.

<Q — Paul Ginocchio>: Thank you.

Operator: Olivier Lebrun from Natixis is on line with a question.

<Q — Olivier Lebrun>: Well, I just — I have questions about the price of the transactions. Is the multiple of 11.2, is it before or after synergies? And my second question relates to the brands. Do you plan to reprice SFN brands by Randstad brands in the future? Thank you.

<A — Roy G. Krause>: I’ll answer the question on the multiple and then I’m sure Ben will take care of the question on the branding. The 11.2 is before synergies.

<A — Ben Noteboom>: And the branding still, it’s obviously the portfolio of the industries. Randstad will clear and will stay separated to — some will merge with companies, we have the longer-term merger obviously will be rebranded. The longer they will stay separate, we’ll say we’ll have to look at the branding. We haven’t decided that yet.

<A — Roy G. Krause>: Next.

Operator: Jaime Brandwood from UBS is on line with a question.

<Q — Jaime Brandwood>: Good afternoon. I wonder if I could just stop by to ask about the level — client overlap just was Spherion and Randstad in North America are providing services to the same clients to four percentage that is of revenue. And then also having not sort of look to Spherion in a lot detail, but suddenly tracking the financials over the years. What’s the explanation on the life behind the company is relatively low conversion ratio, so thinking about EBIT divided by gross profit? What is that, that explains that beyond economies of scale? And then lastly just on restructuring charges, I think you said about 80% of the planned cost savings. Are you taking those restructuring charges in 2012 or will a portion fall into 2011 and if so, how much?

<A — Ben Noteboom>: Okay, I will take care of your first and your last question. But to start with the last one, the restructuring charges will be taken as they come. And that depends on the speed of the process, and as we made clear we would prefer a speedy process. And it will start as from [indiscernible] of the deal, the client overlap we cannot yet have a look at that due to anti-class regulations.

<A — Robert-Jan van de Kraats>: Yeah, maybe to add to that, because we obviously had the same issue when we merge with Vedior, many questions about that. Don’t know that we didn’t lose any revenue because of it. So we almost — we always should be worried a bit, so we put a lot of effort that making sure the moment we can actually share client information that we really do it efficiently, and make sure that we maintain the contacts of the clients with the same people et cetera et cetera to make sure the client feels that there is no — nothing to worry about. But there is an experience we have, we are not worried about losing business because of it even if there will be overlapping.

<Q — Jaime Brandwood>: Okay.

<A>: And to your comment about of SFN, I think we have had scale issue, but we also have targeted an EBITDA target of about 5%. And to get there, we use growth, but we also use the idea that we won’t invest more than 50% of the gross profit in SG&A going forward. So we should see an improving conversion ratio as we go forward. We came out of the worst recession network at a 2% bottom-line EBITDA, but that was twice as good as we did in 2001, targeting — actually actually had 3% in 2010 target disclosed previously between 3.5 and 3.9 this year. So we have an increasing ability to increase the return even if we don’t get huge growth, but I believe we will see increasing growth obviously with the opportunity to deliver internationally.

<Q — Jaime Brandwood>: And then just lastly in terms of management responsibilities, I appreciate it’s very early. But I don’t know if Greg Netland is on this call. What can you tell us in terms of when we will have, who’s going to be running the show in the U. S. and who’s going to be responsible for all?

<A>: Greg [ph] is responsible.

<A>: That’s all we can reveal at this point in time. Obviously what is clear is that we’re going to — we will take this with big gap because we what we buy of course us people’s. We want to keep going on board. We’ll make sure the fact will then to stay on board if at all possible, but we need to of course to be able to hold the information available, look into operations, have the details plans ready on how we’re going to actually merge a certain before we can point people to jobs. But for the good people, we have for sure have the jobs. So we will take a good care of, but we cannot share yet and don’t even know exactly at who’s going to be exactly on what position.

<Q — Jaime Brandwood>: Thanks, very much

Operator: [indiscernible] is on line with a question.

<Q>: Yes, good afternoon gentlemen. Can you hear me?

<A — Ben Noteboom>: Yes. We can.

<Q>: The first question for Randstad board, just would you mind sharing your thoughts on capital allocation? Why would you spend €5 million in a cyclical market like U. S.? And for sample amount, spending that amount of money in Germany although you high amount for bad lease. You increased the cycle of growth potential to company, can you share your thoughts on that consideration? That’s the first question.

Second question is [indiscernible]. Going back to the recent set of results. What caused to your revenue growth in the first quarter to fall back to sort of mixing digit levels in Q1 where they work still at 16%, 17% in the Q4. Can you share what happened over there? Thanks.

<A — Ben Noteboom>: Yeah, on the charging and what market to invest, we have seen a steady solid improvement of out performance having in the U. S. by slowly but surely repositioning the company and making clear charges on what segments we want to grow. And we do still see lot of potential to improve that and we’re well on track to actually realize that. It is the biggest market in the world, we do also expect that the market will grow as many others, we expect penetration rates to exceed formal levels.

We’re going to exchange of course over time I think the biggest in our industry is the professional business. We need to have a stronger platform, specially in IT and finance, which are for sure the two biggest areas. I should take finance and accounting but anyhow on those two. By joining forces, we see first of all a lot of synergies and again market leadership you mean that you have still a very very little market share and we do see a lot of opportunities for more consolidation. In this case, more consolidation based on higher level of organic growth. So that’s why we choose the U. S.

Germany by the way is another very good example. I’d state that it’s fairly often even to my Chairman that Germany is a bit luxuriously if you buy company. The sales guy will start their own company again and recruit [indiscernible] he just start lower again with the pocket full of money and there is nothing he can do against it. So there we are still accounting on a very solid organic growth which is shown over the years. So I’m very pleased there. And again, if you look at our size of course and the cash generation company, we have to make those choices on the allocation, but there are always short-term choices, because within a short period of time, there is again room to also [audio gap] we see opportunities.

<A — Robert-Jan van de Kraats>: I guess, I’ll answer the question about SFN’s growth. In the first quarter, we did disclose that we made some client which is to — on a selection basis. Our profit growth was 14% year-over-year in the first quarter. So we were about increasing margins and not necessarily chasing all of the top line lower margin business. So we were pleased with the performance. We started growing very strongly at the end of ‘09 and ‘10. So the comparables were pretty tough, but I like the 14% growth on gross profit.

<Q>: Okay. Can I just ask one more in [audio gap] that there is [indiscernible] geographical overlap. But I haven’t been able to open the [audio gap] of SFN, that is Randstad engages still is where SFN [indiscernible] in terms of geographies in US?

<A — Greg Netland>: Yeah. This is Greg Netland. There is some places of course we overlap, but there are many places that we’re [indiscernible]. The big geography and US as you know, and as we’re just announcing we’re sort of busily working with the SFN Group management to evaluate that more closely. But I would say overall, we have some spots, but it’s a big country. So geographically, we compliment each other in many ways, which is a positive for us.

<Q>: Okay. Thanks.

<A>: Yeah. I think just a follow-up on the margin idea. We continually stated SFN has stated that our goal is to increase our EBITDA — and move forward. And so, we’re going to continue to strive and will obtain increased margin growth looking to gross profit level and the EBITDA level, so — that we will release next week, but that is our stated goal.

Operator: [indiscernible] from Merrill Lynch is on line with a question.

<Q>: Hi guys. Could you — the first one is, could you tell — understand you’ve been talking through in the past a few times. Can you tell me how long you’ve been talking this time? And then secondly, one for Randstad, your outlook for Q2, I mean, why do you sort of done that now? I mean, is it — I’ve seen it’s not only your requirements and a 11% is a little bit lower than consensus. Can you just sort of comment around that please?

<A — Ben Noteboom>: And I will take the first one I guess. Well, as far as comments on process again would differ to when we file the tender documents in our filing. So we will just get back. That will all be disclosed in those documents. So I would rather not comment till everybody sees them.

<Q>: Okay.

<A — Robert-Jan van de Kraats>: And we have that and [indiscernible] is no way a legal obligation, but we were expecting sort of many people to ask what currently our feeling was and we just wanted to take that out of the air by sharing the information that we have available with the market right now.

<A — Ben Noteboom>: And within the server industry though, that’s why we wanted to share it as much as we possibly can you see.

<Q>: And maybe just one final one. So you said 11%, I mean, I guess that is below consensus of about 12%, is that right for Q2 and is it just a way of flagging the things more be a little bit slower than you have anticipated or not really?

<A — Ben Noteboom>: No, I think if you — again we’re going to have it disclosed next week. So as we didn’t put out any alerts or whatever you want to call them and you might detect from that that we are [indiscernible] by the level of our results, but I think we should stick with it. We’re going to have a lot of time to talk about it next week.

<A — Robert-Jan van de Kraats>: And please note that this is organic growth for working days.

<Q>: Okay. That’s fine.

<A — Ben Noteboom>: And so it means the total growth is more than that.

<Q>: Okay. That’s very clear. Thanks Robert.

Operator: Marc Zwartsenburg from ING is on line with the question.

<Q — Marc Zwartsenburg>: Yes, good afternoon and good morning to everyone. Couple of questions left. First of all, the covenants. Robert-Jan, can you explain a bit how we should calculate it for this year. Should we take pro forma, SFN Group in there, and how do the banks look at that? Can you share with us a bit how that works? My second question is on margins. First of all, can you explain why the margins of Randstad in North America is still above, let’s say Spherion Group, and also drove a bit still as before but also in [indiscernible] in terms of segments and geographies and where you see have now then the increased cloud to lead to synergies. How you get to that?

<A — Robert-Jan van de Kraats>: Okay Marc, I will take your first question about the governance. It will indeed be the pro forma numbers taking into account for the calculation of the right share.

<Q — Marc Zwartsenburg>: So your interior order rate is two and for the banks is everything changed there or what does the new [indiscernible]?

<A>: No, again nothing will change for the next 1.5 years. And we have a forward start arrangement that within or after 1.5 years, it will automatically move into a new arrangement without any material changes.

<Q — Marc Zwartsenburg>: Okay. Can you remind us on the covenants?

<A>: Well, up to 3.5 times EBITDA, that’s the only one.

<Q — Marc Zwartsenburg>: Okay, thank you.

<A>: And again, our 2.0 is purely an internal limits just to have above for in case of market changes.

<Q — Marc Zwartsenburg>: Yeah, yeah, okay.

<A>: On the — yeah, on the margins, we’re not going into the detail I think why margins are leveled [indiscernible] seen is as we’re in starting from street and obviously being in staffing mainly, slowly materially and actually lockably and not even slowly, and changing the profile into a more diversified portfolio professionals and a steady improvement in margins. That’s what we noticed but anyhow the game has changed completely now, because again we’re going to have synergies and we’re going to have ways to improve the margin by executing the plans we have there. And the overlap of this is a bit early to be [indiscernible]. Obviously as a vantage listed company, that means they have a board, they have a supervisory board as well. Nobody will be in shock every time, we share that we intend not to have two boards that we intend not to have two listings.

<Q — Marc Zwartsenburg>: But in terms of the branch network?

<A>: Yeah. Again there is many areas where we have a lap, we’ll try and combine branches, where we put the people out of two branches into one branch as we have done before in the video games. So that’s why later on, longer it has been closed and we have time to look into more detail, although we already did a quite a lot of work. We carry away a lot more details there, but we first have to do right research, then we have to put the right people in place. That’s a sequence and then we communicate it externally as always. And it’s what was on the market, we keep on selling in group market here in the U. S. We need everybody out there to build the companies and the better we are, the more we must — the more opportunities there are for more people. So I think that’s the only focus we have today. We’re not going to go into detail on what exactly we’re going to do, but it’s too early for that, I’m sorry.

<Q — Marc Zwartsenburg>: Maybe a final one. So there’s always double warning [indiscernible]. Can you share with us exact rates, growth rates for June?

<A>: No, Mike. I think we’ve indicated already a lot. We’ll do that next week.

<Q — Marc Zwartsenburg>: Okay.

<A>: Again should be telling the truth, yes we can, but no we won’t.

<A>: So we service mine [ph] to begin at.

<A>: There is a limit too. They will start to work, then —.

<A>: But you’re right in asking, Mike. Yeah, we have done...

Operator: David Tailleur from Rabo Bank is on line with his question.

<Q — David Tailleur>: Yeah, good afternoon, gentlemen. A follow-up on the margins. I was looking into your temporary staffing margin of only 15% in 2010. Does that mean that there are also couple of very low margin contracts you want to skip? And does it potentially mean that you also have quite some pressure on your top line — two years?

<A>: Whose margin are you talking about David?

<Q — David Tailleur>: SFNs in US.

<A>: But numbers next week, I think we should get into that, they have to get into that next week.

<Q — David Tailleur>: I think their figures for last year, the 15.3% gross margin.

<A>: I understand before [indiscernible] up going to happen, I think what has been expressed is the strategy to get higher EBITDA or EBITDA or both. And that — at the expense of maybe some top line growth margin, a lot more than top line growth and I think that’s all that has been disclosed. They are listed, so we have to respect that year and wait for Q2 results next week.

<Q — David Tailleur>: Okay. More in general then, and if it would imply that because if you look at your own gross margins, probably why higher. It would imply that a couple of loss making contracts, what would be your strategy going forward?

<A>: If the assumptions are true, the composition [indiscernible], if people lose, if company lose on supplying a client, stops — as you should stop doing that, but again we shouldn’t get into nothing.

<Q — David Tailleur>: Okay. And maybe on the different margins for staffing and for professional to SFN and the question. Where do you see the highest potential you have in overall EBITDA margin target for the group? For what kind of segment you see the highest potential from here? Thanks.

<A>: Overall, as you said we have a target of 5%. Clearly, the higher professional services tend to have the higher EBITDA margins, and the staffing tends to have lower. We would expect staffing EBITDA margins to be 3, 3 plus percent. And our professional business to be 8 to 10% average margins. So that because of our 50-50 mix, that gets you down to about 5%, 5.5% EBITDA mix target, that’s our — those are the stated goals that the companies have in the past.

<Q — David Tailleur>: Okay. Great, thanks a lot.

<A — Ben Noteboom>: And David, please note that we are serving many large clients with low gross margins though our in-house model, which provides us with attractive returns. Please do not forget about that.

<Q — David Tailleur>: Okay, I’ll keep it in mind. Thanks.

<A>: We think [indiscernible] will do that.

Operator: Konrad Zomer from Berenberg Bank is on line with a question.

<Q — Konrad Zomer>: Hi, it’s Konrad Zomer. Two questions please. The first one is, SFN. You’ve made a few acquisitions in the last few years. And I was just wondering out of how many back offices do you operate in the US? And obviously, what’s going to happen in terms of integration with the Randstad back office?

<A — Ben Noteboom>: We operate on one back office, all our divisions both professional and critical run on one back office. As far as integration is concerned, that’s not decided. We have teams that will work on that after the merger is closed.

<Q — Konrad Zomer>: Okay. And my second question is, it has taken Randstad a few years to get the profitability in the US to an acceptable level. And it was obviously helped a lot by the Vedior acquisition. It still takes quite a bit of time for the Spherion business to get the margins up to an acceptable level. And I was just wondering why the combination would necessarily lead to acceptable margins, because I think analyzing the company in great detail. But I think that SFN could have struggled given early on the cycle to get the EBITDA margin to a level of 5%. But I was just wondering why, if we ignore the $30 million of synergies, why operationally the combination should have much higher EBITDA margins than what Spherion currently achieves?

<A>: All that we’re seeing on that is [indiscernible] the Vedior companies, especially [indiscernible] have been showing an excellent performance even through the crisis, very impressive. Finance and accounting struggled a bit, there is of course a slight relation of the fact that it market completely collapsed, that doesn’t help. But we’ve seen now that we have created a strong foundation of good companies. All the companies are performing excellence between — exchanging their goods on the Randstad side.

And we have stable management team, we as you’ve also well known we’ve kept all the management on board from the Vedior times, and they’re happy and the block now has [indiscernible], so the — is more. So we have a strong foundation to build from. And if you look at the business mix of SFN Group, it exactly mirrors [ph] Randstad business. So that means that clearly what we have bought — — works, can be [indiscernible] companies. So that’s why we are actually very optimistic about the fact that we can improve results even about the synergies that we’re going to generate although as your satellites, let’s forget about it for a minute. We don’t because they are important and we’ll try to be in more ambitious, would that be potential for that, but it’s too early to be sure but that’s how it looks like. So we have a strong foundation, we have a good improvement in margins, we have a good company and we have good management.

<Q — Konrad Zomer>: Right. Okay. Thank you.

Operator: Wim Gille from RBS is online with a question.

<Q — Wim Gille>: Yeah. Good afternoon and good morning. [indiscernible]. Two questions. The first for the SFN board. If you — and second on the margins. If you look back at the past 10 years, you did about 50% EBITDA. And if I look at your mix and with 48% in professional and excluding the payroll in business, still ahead of 40% in professional. That makes business mix is not reflected in the margin over the past 10 years. And is that because the professional business is not comparable to the professional business that Randstad has both in terms of quality?

<A — Roy G. Krause>: Yes, it’s absolutely because the majority of the Randstad business was only recently acquired in the last couple of years. So if you look back 10 years, the mix was completely different.

<A — Mark W. Smith>: That’s right.

<A — Roy G. Krause>: The mix was about in aggregate less than 20% professional 10 years ago. So over these last period of time, as Ben said, we have acquired Techno Source, we consolidated brands. We created the RPO business, while we have a leading — industry-leading position there. All of those things have contributed to the margin increase as we move forward. So I think — yeah, I don’t think it is a fair comparison. I think the businesses are very comfortable.

<Q — Wim Gille>: Okay. Thank you very much for that. And the second question is for Randstad board. You have in exceptions of 50% in the offer. What do you need in terms of acceptance in order to delist the company? And what — do you actually need to delist the company to in order to extract the synergies that you quote?

<A — Ben Noteboom>: Well, we are requiring more than 50%. If we obtain more than 50% and the uncertainty is the length of the process, and as you know we are aiming at a fast process. There is someone who is on the speaker as well. I don’t think he e-mailed this. But again, we are aiming for 50, we need more than 50% and then the uncertainty is the process. If we obtain more than 90%, we can have what is called a shortfall at merger and that means, we expect to be able to close in the month of September. And that would then also result in delisting of the company. If we do get offered less than 90%, it’s going to take longer and it requires a shareholder business position at the side of SFN. But if more than 50% recession is being offered, that show their decision should be positive and then it results in a longer process, resulting in most probably in November in completion and then also that would mean delisting of the company.

<Q — Wim Gille>: Thank you.

Operator: Our last question comes from Brunelle Laurent from Exane BNP.

<Q — Brunelle Laurent>: Yeah, good afternoon. Just a follow-up please. [indiscernible] in terms of the deal success. I mean would you see a — you need, as you’re ready to talk to some key shareholders that will bring the separate [indiscernible]. Thank you.

<A>: Of course, [indiscernible] announcement. As you know, this is a process that is very sensitive. So we didn’t talk to anybody. We just issued the press releases, we don’t know. We have no one in the process like this. The thing that of course gives confidence is in our business, we strongly believe that if it’s another friendly takeover, it won’t work, because you need the people to be on board. You need management to support, you need management from both sides have to cooperate to make a good merger come true. If you can’t do that, then by definition you will start to lower value. But you have an — may become, somebody comes up and offer, I don’t know.

<A>: Well, I’m sure, then we have the support of two shareholders, Roy and Mark.

<A — Roy G. Krause>: Yeah, Exactly.

<A>: You do.

<A — Roy G. Krause>: But what we got to know obviously.

<Q — Brunelle Laurent>: Thank you. Thank you.

<A>: Operator?

Ben Noteboom, Chairman and Chief Executive Officer

Okay. I think we’re done with no more questions here on the screen and we’ll jump.

Roy G. Krause, President and Chief Executive Officer

Same over here. So this ends — completes the Q&A. Thank you very much for joining us and we’ll be back next week Thursday. Thank you.

Ben Noteboom, Chairman and Chief Executive Officer

Thank you. Bye bye.

Operator: Thank you. Ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.